SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended June 30, 1995, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ________________ to ______________________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA





                              THE PROCTER & GAMBLE
                            PROFIT SHARING TRUST AND
                            EMPLOYEE STOCK OWNERSHIP
                                      PLAN


                    Financial Statements for the Years Ended
                     June 30, 1995 and 1994 and Supplemental
                   Schedules for the Year Ended June 30, 1995
                        and Independent Auditors' Report







THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------
                                                                       PAGE

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits, June 30, 1995 and
  1994

 Statements of Changes in Net Assets Available for Benefits for the
  Years Ended June 30, 1995 and 1994

 Notes to Financial Statements for the Years Ended June 30, 1995 and
  1994


SUPPLEMENTAL SCHEDULES:

 Assets Held for Investment, Item 27a of Form 5500, June 30, 1995

 Reportable Transactions for the Year Ended June 30, 1995, Item 27d of Form 5500


SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required:

 Assets Acquired and Disposed Within the Plan Year

 Party-In-Interest Transactions

 Obligations In Default

 Leases In Default





Deloitte & Touche LLP
---------------------
                Logo

                       ---------------------------------------------------
                       250 East Fifth Street     Telephone: (513) 784-7100
                       P.O. Box 5340
                       Cincinnati, Ohio 45201-5340


INDEPENDENT AUDITORS' REPORT

The Policy Committee of
 The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (Plan) as of June 30, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1995 financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
------------------------------
Deloitte & Touche LLP
August 28, 1995


----------------
Deloitte Touche
Tohmatsu
International
----------------

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 1995 AND 1994
____________________________________________________________________________________________________

                                                                        1995                   1994

INVESTMENTS, AT FAIR VALUE:
 Short-term investments, plus accrued interest                   $   88,380,316         $   93,598,902
 Money market and bond funds                                         60,254,276             87,553,372
 The Procter & Gamble Company common stock -
  74,509,806 shares (cost, $2,045,084,651)
  at June 30, 1995; 82,088,903 shares (cost,
  $2,070,723,317) at June 30, 1994                                5,355,394,513          4,381,495,198
 The Procter & Gamble Company ESOP Convertible
  Class A Preferred Stock:
   Series A - 33,217,629 shares (cost, $913,487,034)
    at June 30, 1995; 34,269,348 shares (cost,
    $942,406,635) at June 30, 1994                                2,387,517,084          1,829,126,450
   Series B - 19,142,418 shares (cost, $1,000,000,000)
    at June 30, 1995 and 1994                                     1,375,861,294          1,021,726,561
 Deferred annuities                                                 145,743,057            199,367,770
 Loans to participants                                               62,194,640             59,912,330
                                                                 --------------         --------------
       Total investments                                          9,475,345,180          7,672,780,583
                                                                 --------------         --------------

ACCOUNTS RECEIVABLE:
 Contributions from The Procter & Gamble Company                     93,272,906            139,491,316
 Dividends receivable (preferred stock)                              12,459,561             12,623,561
                                                                 --------------         --------------
       Total accounts receivable                                    105,732,467            152,114,877
                                                                 --------------         --------------
       Total assets                                               9,581,077,647          7,824,895,460
                                                                 --------------         --------------

LIABILITIES:
 Interest payable on notes and debentures                            67,129,607             67,485,332
 Notes payable (Series A Preferred Stock)                           733,772,665            787,197,415
 Debentures (Series B Preferred Stock)                            1,000,000,000          1,000,000,000
                                                                 --------------         --------------
       Total liabilities                                          1,800,902,272          1,854,682,747
                                                                 --------------         --------------


NET ASSETS AVAILABLE FOR BENEFITS                                $7,780,175,375         $5,970,212,713
                                                                 ==============         ==============

The accompanying notes are an integral part of these statements.


THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 1995 AND 1994
____________________________________________________________________________________________________

                                                                       1995                    1994

ADDITIONS:
 Investment income:
  Net appreciation in fair value of investments                  $2,429,770,440         $  212,424,773
  Dividends                                                         257,962,417            258,174,091
  Interest on investments                                            25,111,506             35,193,635
  Interest on loans to participants                                   4,416,876              4,793,006
                                                                 --------------         --------------
     Investment income                                            2,717,261,239            510,585,505
 Contributions by The Procter & Gamble Company
  (Net of forfeitures of $1,346,050 in 1995
  and $1,323,762 in 1994)                                           155,335,906            199,728,316
                                                                 --------------         --------------
     Total additions, net                                         2,872,597,145            710,313,821
                                                                 --------------         --------------

DEDUCTIONS:
 Distributions to participants:
  The Procter & Gamble Company common stock -
   10,105,531 shares (cost, $259,149,667) in 1995;
   10,707,698 shares (cost, $256,201,027) in 1994                  (634,989,401)          (584,099,076)
  Cash                                                             (262,054,480)          (302,014,934)
  Money bond funds                                                   (7,703,646)            (6,077,121)
  Deferred annuities                                                   (371,355)              (243,278)
 Interest expense                                                  (157,515,601)          (161,552,311)
                                                                 --------------         --------------
     Total deductions                                            (1,062,634,483)        (1,053,986,720)
                                                                 --------------         --------------

NET INCREASE (DECREASE) IN NET ASSETS                             1,809,962,662           (343,672,899)

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                5,970,212,713          6,313,885,612
                                                                 --------------         --------------

 End of year                                                     $7,780,175,375         $5,970,212,713
                                                                 ==============         ==============


The accompanying notes are an integral part of these statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1995 AND 1994
___________________________________________________________________________

1.     PLAN DESCRIPTION

       GENERAL - The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (PST or Plan) is a defined contribution plan covering substantially all domestic employees of The Procter & Gamble Company and certain of its subsidiaries (Company). The Plan is comprised of three trusts - the Long-Term Incentive Trust (LIT), the Retirement Distribution Trust (RDT) and the Employee Stock Ownership Trust (ESOT). These financial statements relate to the LIT, the RDT, and the ESOT.
       The Plan is funded through contributions by the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Profit Sharing Trust and Employee Stock Ownership Plan document should be referred to for the complete text of the Plan agreement.

       The ESOT was established by resolution of the Board of Directors of the Company on January 10, 1989. During March 1989, the ESOT borrowed $1,000,000,000 (see Note 8) and, with the proceeds from such borrowings, purchased 9,090,909 shares of The Procter & Gamble Company Series A ESOP Convertible Class A Preferred Stock (Series A Preferred Stock) (see Note
       5). The number of shares initially issued increased to 36,363,636 as a result of the two-for-one stock splits effective October 20, 1989 and May 15, 1992.

       In May 1990 the Company's Board of Directors authorized an amendment to the Plan to establish a separate account in accordance with Section 401(h) of the Internal Revenue Code to fund a portion of the Company's postretirement obligation for retired Plan participants satisfying certain requirements specified in the Plan agreement. This amendment became effective July 1, 1990. During November 1990, the ESOT borrowed $1,000,000,000 (see Note 9) and with the proceeds from such borrowings, purchased 9,571,209 shares of The Procter & Gamble Company Series B ESOP Convertible Class A Preferred Stock (Series B Preferred Stock) (see Note
       6). The number of outstanding shares increased to 19,142,418 as a result of the two-for-one stock split effective May 15, 1992. In June 1993 these shares were exchanged for an equal number of shares with identical terms, except for amended restrictions on transfer (see Note
       6).

       At June 30, 1995 and 1994, the net assets available to the ESOT to satisfy a portion of the postretirement benefits were $375,861,294 and $21,726,561, respectively. The related obligations are not a component of this Plan's obligations but are included in the financial statements of a separate health and welfare plan sponsored by the Company.

       PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with the allocation of Company contributions (see Note 10) and Plan earnings. All such participant accounts are maintained in the RDT and LIT. Allocations are based on participant base earnings and credit service years. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

       Vested participants may allocate the portion of the annual contribution received in cash between the money market and bond funds and common stock of the Company. In addition, certain participants retain investments in group deferred annuities; however, contributions and transfers to this fund are not permitted. Common stock dividends received by vested participants may be held or liquidated at the participant's discretion with the proceeds used to purchase investments in the money market and money bond funds. Participants may elect to receive dividends on common stock held in either cash or shares of common stock.

          COMMON STOCK FUND - A fund investing in shares of Company common stock.

          DEFERRED ANNUITIES FUND - A fund investing in guaranteed investment contracts (Contracts) with Aetna Capital Management, Inc., The Prudential Asset Management Company, Metropolitan Life Insurance Company and Travelers Insurance. These Contracts bear interest at rates ranging from 8.08% to 9.95% with various maturity dates from September 30, 1995 through December 31, 1999.

          MONEY MARKET FUND AND MONEY BOND FUND AND SHORT-TERM INVESTMENTS - Funds investing in commercial paper, short-term U.S. Government securities and various short-term bank funds.


The activity and balances in the investment funds held in the RDT and LIT are summarized as follows for the year ended June 30, 1995.

                                                                                              Money Market Fund
                                          Common                              Deferred         Money Bond Fund
                                           Stock              Loan            Annuitie           Short-term
                                           Fund               Fund              Fund            Investments           Total

Net assets available for benefits
 at June 30, 1994                     $4,381,495,198       $59,912,330      $199,367,770      $123,888,445       $4,764,663,743
Investment income                      1,562,408,756         4,416,876        15,461,746         8,127,349        1,590,414,727
Contributions                             (2,788,876         2,788,877                         139,491,316          139,491,317
Distributions                           (634,989,401)       (4,923,443)         (371,355)     (264,491,845)        (904,776,044)
Net interfund transfers                  (15,976,445)                        (68,715,104)       84,691,549
Transfers from LIT/ESOT                   65,245,281                                                                 65,245,281
                                         -----------       -----------      ------------      ------------       --------------
Net assets available for benefits
 at June 30, 1995                     $5,355,394,513       $62,194,640      $145,743,057      $ 91,706,814       $5,655,039,024
                                      ==============       ===========      ============      ============       ==============

       VESTING - Vesting in participant accounts is based on years of service. A participant is fully vested after five years of service.

       PAYMENTS OF BENEFITS - On termination of service, a vested participant may elect to receive (1) all cash, securities and annuities in his or her account, or (2) an annuity purchased for the value of his or her account. In addition to the above alternatives, a retiring vested participant may also elect to receive annual distribution of cash and securities in his or her account on a pro-rata basis not to exceed the lesser of 15 years or the participant's life expectancy.

       PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

       LOAN PROVISION - The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan agreement. Loans are repayable through payroll deductions of principal and interest over a maximum term of 54 months (114 months if the loan is to purchase a primary residence).

       FORFEITURES - Participants who terminate service prior to vesting forfeit their account balance. The Company applies forfeited amounts against the annual contribution.

       RECLASSIFICATIONS - Certain 1994 amounts have been reclassified to conform with 1995 classifications.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING - The financial statements are prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. Fair value of The Procter & Gamble Company common stock is determined by composite trading prices on the New York Stock Exchange. The Company's common stock, included in the Plan's statements of net assets, is recorded at $71.875 and $53.375 per share as of June 30, 1995 and 1994, respectively. Market value of Series A and Series B Preferred Stock is determined as the greater of the approximate market value of the Company's common stock as defined in the Plan agreement or $27.50 (Series A) and $52.24 (Series B) per share (see Notes 5 and 6). The Series A and Series B Preferred Stock, included in the Plan's statement of net assets, is recorded at $71.875 and $53.375 per share as of June 30, 1995 and 1994, respectively. Deferred annuities are recorded at contract value, except for certain individual deferred annuities (see Note 7) recorded at cost as the insurance companies are unable to provide market values. Other investments are valued at cost which approximates fair value. Loans to participants are valued at the unpaid principal balance. The cost of securities sold, transferred or distributed is determined by the weighted average cost of securities allocated to the participant's account.

       EXPENSES OF THE PLAN - All administrative expenses of the Plan are paid by the Company.

3.     INCOME TAX STATUS

       The Procter & Gamble Company has received a determination letter from the Internal Revenue Service stating that the Plan, as amended, is a qualified employer's trust under Sections 401(a), 401(h) and 409 of the Internal Revenue Code and, as such, is exempt from federal income taxes under Section 501(a). The Plan participants are not taxed on the income and contributions made to their accounts, pursuant to the provisions of
       Section 402(a) of the Internal Revenue Code, until such time as the participant or the participant's beneficiary receives distributions from the Plan.

4.     PARTY-IN-INTEREST INVESTMENTS AND TRANSACTIONS

       The Procter & Gamble Company is a party-in-interest, as defined by ERISA. There were no prohibited party-in-interest investments or transactions during the years ended June 30, 1995 and 1994.

5.     SERIES A PREFERRED STOCK

       CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS - The Series A Preferred Stock is convertible by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series A Preferred Stock subject to the conditions described herein. Additionally, in order to make a distribution to a participant, the Series A Preferred Stock can be "put" to the Company at its liquidation value plus accrued dividends. Hence, upon distribution, participants will receive $27.50 per Series A Preferred Share, or one share of the Company's common stock, whichever has a higher value. LIT and RDT participants receive distributions upon termination. RDT participants age 55 to 59 may also elect to convert up to 25% of their Series A Preferred Shares to alternative investments which are held by the RDT. This conversion option increases to 50% at age 60. The market value of the Company's common stock as of June 30, 1995 and 1994 was $71.875 and $53.375, respectively, per share. During 1995 and 1994, respectively, 1,051,719 and 977,523 Series A Preferred Shares were converted into common shares and retired.

       ELIGIBILITY - All participants of the LIT and RDT are eligible for allocation of Series A Preferred Stock.

       DIVIDEND RIGHTS - Annual dividends of $2.03 per share are paid quarterly at $0.5075 per share. In the event that dividends have not been paid when due, payment or declaration of dividends on securities subordinated to the Series A Preferred Stock generally is not permitted.

       CALL PROVISIONS - The Series A Preferred Stock was generally noncallable for a period of five years ending March 3, 1994. It may be called at certain premium amounts as described in the Company's amended articles of incorporation.

       VOTING RIGHTS - Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

       RESTRICTIONS ON TRANSFER - The ESOT or another employee benefit plan of the Company are the only permissible holders of the Series A Preferred Stock. Upon transfer to any other holder, shares automatically convert to shares of the Company's common stock.

       ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS - Shares of the Series A Preferred Stock are released for allocation to participant accounts in accordance with the Plan agreement as the borrowings are repaid (see
       Note 8). In 1995 and 1994, 2,424,242 Series A Preferred Shares valued at $172,807,081 and $117,196,136, respectively, were released for allocation to participant accounts. At June 30, 1995 and 1994, 21,818,184 and 24,242,426 Series A Preferred Shares were unallocated.

6.     SERIES B PREFERRED STOCK

       CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS - The Series B Preferred Stock is convertible at any time by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series B Preferred Stock. Additionally, in order to make a distribution to a participant for retiree medical expenses, the Series B Preferred Stock can be "put" to the Company at its liquidation price plus accrued dividends. Hence, upon distribution, participants will receive $52.24 per Series B Preferred Share, or one share of the Company's common stock, whichever has a higher value. In 1995 and 1994, there were no distributions of Series B Preferred Stock for retiree medical expenses.

       ELIGIBILITY - Active participants who are eligible to retire from the Company and all participants who have retired under the terms of the PST are eligible for allocation of Series B Preferred Stock.

       DIVIDEND RIGHTS - Annual dividends of $4.12 per share are paid quarterly at $1.03 per share. In the event that dividends have not been paid when due, payment or declaration of dividends on securities subordinated to the Series B Preferred Stock generally is not permitted.

       CALL PROVISIONS - The Series B Preferred Stock is generally noncallable for a period of five years ending November 27, 1995 and, after that time, may be called at certain premium amounts as described in the Company's amended articles of incorporation.

       VOTING RIGHTS - Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

       RESTRICTIONS ON TRANSFER - Effective June 29, 1993, all shares of the Series B Preferred Stock were exchanged for an equal number of shares of Series B Preferred Stock with amended restrictions on transfer. Terms were amended to lift the transfer restrictions and to provide the Company with the right of first refusal on the purchase of Series B Preferred Stock. In prior years, the ESOT or another employee benefit plan of the Company were the only permissible holders of the Series B Preferred Stock. Upon transfer to any other holder, shares automatically converted to shares of the Company's common stock.

       ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS - Shares of the Series B Preferred Stock will be released for allocation to participant retiree health care fund accounts in accordance with the Plan agreement as interest and/or principal are paid (see Note 9). In 1995 and 1994, 543,296 Series B Preferred shares valued at $38,415,591 and $29,572,960, respectively, were released for allocation to participant accounts At June 30, 1995 and 1994, 16,928,488 and 17,471,784, Series B preferred shares were unallocated.

7.     DEFERRED ANNUITIES

       Deferred annuities owned by the Plan at June 30 are comprised of the following:


                                                               1995                  1994

       Group deferred annuities (at contract value)        $145,487,196          $198,996,928
       Individual deferred annuities (at cost)                  255,861               370,842
                                                           ------------          ------------
       Total                                               $145,743,057          $199,367,770
                                                           ============          ============




8.     NOTES PAYABLE


       Notes payable consist of the following at June 30:

       INTEREST
         RATES      SERIES           MATURITY DATE                1995                 1994


       8.08%        Series F         September 3, 1994                             $ 26,183,469
       8.08%        Series F         March 3, 1995                                   27,241,281
       8.12%        Series G         September 3, 1995        $ 28,341,829           28,341,829
       8.12%        Series G         March 3, 1996              29,492,507           29,492,507
       8.14%        Series H         September 3, 1996          30,689,903           30,689,903
       8.14%        Series H         March 3, 1997              31,938,982           31,938,982
       8.17%        Series I         September 3, 1997          33,238,898           33,238,898
       8.17%        Series I         March 3, 1998              34,596,707           34,596,707
       8.17%        Series J         September 3, 1998          36,009,983           36,009,983
       8.17%        Series J         March 3, 1999              37,480,991           37,480,991
       8.33%        Series K         September 3, 1999          39,012,089           39,012,089
       8.33%        Series K         March 3, 2000              40,636,943           40,636,943
       8.33%        Series K         September 3, 2000          42,329,471           42,329,471
       8.33%        Series K         March 3, 2001              44,092,494           44,092,494
       8.33%        Series K         September 3, 2001          45,928,946           45,928,946
       8.33%        Series K         March 3, 2002              47,841,887           47,841,887
       8.33%        Series K         September 3, 2002          49,834,501           49,834,501
       8.33%        Series K         March 3, 2003              51,910,108           51,910,108
       8.33%        Series K         September 3, 2003          54,072,164           54,072,164
       8.33%        Series K         March 3, 2004              56,324,262           56,324,262
                                                                ------------       ------------
       Total                                                    $733,772,665       $787,197,415
                                                                ============       ============

       These notes are guaranteed by the Company. Repayment of principal and interest is to be funded through annual contributions by the Company and dividends received on the Series A Preferred Stock. Interest on the notes is payable semiannually on September 3 and March 3.

9.     DEBENTURES

       The debentures bear interest at a rate of 9.36% and are due on January 1, 2021. Mandatory sinking fund payments are required beginning July 1, 2006 and are payable semiannually thereafter. Interest is payable semiannually on July 1 and January 1. The debentures are guaranteed by the Company. Repayment of principal and interest is to be funded through annual contributions by the Company and dividends received on the Series B Preferred Stock.

10.    COMPANY CONTRIBUTION

       Annual credits to participants' accounts are based on individual base salary and years of service. The total credited to all accounts does not exceed 15% of total salaries and wages of Plan participants as defined in the Plan agreement. The Company's contribution is reduced by the value of Series A Preferred Shares released and available for allocation to ESOT participant accounts in accordance with terms specified in the Plan agreement (see Note 5). The Company also funds a portion of principal and interest payments on the notes payable and debentures through contributions to the ESOT (see Notes 8 and 9).

       Company contributions to the Plan for the years ended June 30 are as follows:

                                                              1995                      1994


       Contribution for Annual Fund Credit               $ 93,272,906              $139,491,316
       Contribution for debt service                       62,063,000                60,237,000
                                                         ------------              ------------

       Total                                             $155,335,906              $199,728,316
                                                         ============              ============


11.    INVESTMENTS

       The Plan's investments (at fair value) consist of the following at June
       30. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                           1995                      1994

       Common stock:
        The Procter & Gamble Company -
         74,509,806 shares at June 30, 1995;
         82,088,903 shares at June 30, 1994           $5,355,394,513            $4,381,495,198
       Preferred stocks:
        The Procter & Gamble Company ESOP
         Convertible Class A:
         Series A - 33,217,629 shares at
          June 30, 1995; 34,269,348 shares
          at June 30, 1994                             2,387,517,084             1,829,126,450
         Series B - 19,142,418 shares at
          June 30, 1995 and 1994                       1,375,861,294             1,021,726,561
       Deferred annuities                                145,743,057               199,367,770
       Short-term investments,
        plus accrued interest                             88,380,316                93,598,902
       Money market and bond funds                        60,254,276                87,553,372
       Loans to participants                              62,194,640                59,912,330
                                                      --------------            --------------
       Total                                          $9,475,345,180            $7,672,780,583
                                                      ==============            ==============



                                 * * * * * *






THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

ASSETS HELD FOR INVESTMENT
ITEM 27a of FORM 5500
JUNE 30, 1995
_______________________________________________________________________________________________________________________________
                                                                                                                         MARKET
IDENTITY OF ISSUE                          DESCRIPTION OF INVESTMENT                                  COST               VALUE

SHORT-TERM INVESTMENTS:
 Wachovia Bank                             Authorized Demand Notes, 6.1%                         $   5,933,079       $    5,933,079
 AT&T Company                              Promissory Note, Zero Coupon, due July 3, 1995           20,142,000           20,142,000
 KFW International Finance Inc.            Promissory Note, Zero Coupon, due July 3, 1995           19,827,000           19,827,000
 Tri Lateral Capital, Inc.                 Promissory Note, Zero Coupon, due September 1, 1995      17,123,000           17,123,000
 U.S. Treasury Bills                       Due August 24, 1995                                       4,958,750            4,958,750
 Commercial Paper (Various companies)      Interest rates ranging from 5.8% to 6.52%, dated
                                            November 30, 1994 through June 27, 1995, due
                                            July 3, 1995 through November 10, 1995                  20,396,487           20,396,487
                                                                                                 --------------      --------------
     Total short-term investments                                                                $   88,380,316      $   88,380,316
                                                                                                 ==============      ==============

THE PROCTER & GAMBLE CO.                   COMMON STOCK, NO PAR VALUE                            $2,045,084,651      $5,355,394,513
                                                                                                 ==============      ==============
THE PROCTER & GAMBLE CO.                   SERIES A ESOP CONVERTIBLE CLASS A
                                            PREFERRED STOCK, NO PAR VALUE                        $  913,487,034      $2,387,517,084
                                                                                                 ==============      ==============

THE PROCTER & GAMBLE CO.                   SERIES B ESOP CONVERTIBLE CLASS A
                                            PREFERRED STOCK, NO PAR VALUE                        $1,000,000,000      $1,375,861,294
                                                                                                 ==============      ==============

VARIOUS INSURANCE COMPANIES                Deferred Annuities                                    $  145,743,057      $  145,743,057
                                                                                                 ==============      ==============

MONEY MARKET AND BOND FUNDS:
 Wachovia Bank                             Money Market Fund                                     $   48,533,876      $   48,533,876
 JP Morgan                                 Money Bond Fund                                            5,796,086           5,796,086
 Merrill Lynch                             Government Series Bond Fund                                5,924,314           5,924,314
                                                                                                 --------------      --------------

    Total money market and bond funds                                                            $   60,254,276      $   60,254,276
                                                                                                 ==============      ==============

LOANS TO PARTICIPANTS                      Various participants, interest rates ranging
                                            from 5.5% to 10%, various maturities
                                            through February 28, 2005                            $            -      $   62,194,640
                                                                                                 ==============      ==============




THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

REPORTABLE TRANSACTIONS
ITEM 27d OF FORM 5500
FOR THE YEAR ENDED JUNE 30, 1995
----------------------------------------------------------------------------------------------------------------------

                                                                                         COST OF          NET
DESCRIPTION OF ASSET                PURCHASES <F1>                SALES                   SALES           GAIN (LOSS)

SINGLE TRANSACTIONS:
  None

SERIES TRANSACTIONS <F2>:
  Wachovia Bank Diversified
    Trust Fund                      $572,176,170   (148)    $588,601,107   (127)     $588,601,107

NOTES:

<F1>
The market value of all assets acquired at the time of acquisition is equal to the purchase price.
<F2>
The numbers in parentheses represent the number of transactions.






PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                   The Procter & Gamble Profit Sharing
                                   Trust and Employee Stock Ownership Plan



                                    /s/J. G. LEONE
Date:  December 12, 1995           ---------------------------------------
                                   J. G. Leone
                                   Member, Policy Committee







                                EXHIBIT INDEX


Exhibit No.                                            Page No.

    23         Consent of Deloitte & Touche